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Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

March 20, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Special Counsel

Re:	Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-35760

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Silver Bay Realty Trust Corp. (“we,” “us” or the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 13, 2013, relating to the Company’s Annual Report on Form 10-K (the “Form 10-K”), filed with the Commission on March 1, 2013.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.                                      We note your response to comment 3 of our letter dated March 8, 2013.  Please tell us:

•                  The type of information about the stabilized portfolio you intend to provide which you believe will enable an investor to better understand the company’s performance;

•                  Whether properties that were in the stabilized portfolio but become vacant are deemed “stabilized”; and

•                  Whether newly acquired properties that have been renovated and have been offered for lease for more than 30 days are deemed “stabilized”.

The Company intends to continue providing information about its property portfolio in the following three categories:  (1) all properties owned at a reporting period end, (2) those properties owned for more than six months at a reporting period end, and (3) those properties which have been “stabilized” as of the reporting period end.  The Company believes that providing investors with information about its properties in these three categories will help investors understand the Company’s portfolio, its ability to renovate and lease properties within six months of acquiring them, and its “steady state” performance for those properties that are generating revenue and incurring the bulk of operating expenses in a particular period.

For each of these three categories of properties, the Company included the number of leased and vacant properties in its Form 10-K so that an investor can calculate the occupancy rates for all three categories.  The Company also plans to continue to provide information with respect to the average cost basis of all properties by target market and on the portfolio as a whole, the average age of properties, and the average monthly rent for properties by target market and as a whole.  The Company also plans to continue to include information on the number of properties acquired on a quarterly basis and the number of newly stabilized properties on a quarterly basis, in order to provide investors with additional information about its ongoing property acquisitions and its capacity to convert those assets into revenue producing assets with corresponding operating expenses.  As previously confirmed to the Staff, the Company will also provide additional information in future filings with respect to the average time periods for the stabilization of its properties and will also include the average time from acquisition to renovation and average time to lease a property, to better provide investors with information regarding the ongoing standardization and efficiencies of the Company’s property management platform.

With respect to stabilization, the Company confirms that once a property has been stabilized, it will remain a stabilized property, notwithstanding the departure of a tenant and resulting vacancy, absent circumstances which might require the property to undergo a substantial further renovation in which case the Company would disclose the subset of properties removed from stabilized status along with the criteria for such removal.

The Company defines a property as “stabilized” in its Form 10-K as a property that had been acquired, renovated marketed and leased for the first time subsequent to the Company’s acquisition without a specific period of time elapsing from any particular point.  However, after a further review of its Capitalized Costs policy (described below) and a review of other multi-family REITs, the Company believes that it would be appropriate to include properties as stabilized after some period of time before the last step of the stabilization process has occurred (i.e., the execution of a lease).  As noted in the Company’s current public disclosures, the period of time it takes for a property to be leased is dependent on many factors, and the Company believes that, based on its limited operating history to date, the average time to lease is between 30 and 60 days after renovation for the property has been completed. The Company confirms to the Staff that beginning with its quarter ended March 31, 2013, the Company will revise its definition of stabilized properties to include properties that have been renovated and offered for lease for more than 90 days.  The Company chose 90 days as the outside limit for an acceptable leasing timeframe based on an average leasing time will remain between 30 and 60 days.  In choosing this timeframe, the Company looked to its multifamily counterparts, some of which consider a building stabilized once it first reaches 95% occupancy or one year after development of the property has ended, whichever is earlier.  In these situations, the one year period exceeds the expected or average lease-up period, which appears to be approximately six to nine months.  The Company respectfully advises the Staff that it will continue to review and refine the information and metrics it provides on its property portfolio as its portfolio continues to mature and as any standards for presentation emerge among future single-family property REITs.

2.                                      We note in your discussion of your critical accounting policy, Capitalized Costs, on page 44, that you capitalize taxes and homeowners’ association dues during periods in which property stabilization is in progress.  Please tell us, and in future Exchange Act periodic reports please clarify, when property stabilization is completed for purposes of your cost capitalization policies.

For purposes of the Company’s Capitalized Costs policy, operating costs associated with the property are expensed, in accordance with generally accepted accounting principles, when it is ready for its intended use, which the Company’s believes occurs when renovation of the property is complete and the property is ready to be placed on the market to be leased.  The Company will add additional disclosure to its Capitalized Costs critical accounting policy to clarify its policy in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested by the Staff, we include as Annex I a letter from the Company that sets forth the requested acknowledgements with respect to filings made by the Company.

****************

Please direct your questions or comments regarding the Company’s responses or the Form 10-K to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com or, in my absence, Stephanie Tang at (415) 773-4156.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey

Karen A. Dempsey

cc:	David N. Miller
Christine Battist
Timothy W. J. O’Brien
Silver Bay Realty Trust Corp.

Annex I

SILVER BAY REALTY TRUST CORP.

601 Carlson Parkway, Suite 250

Minnetonka, Minnesota 55305

March 20, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Special Counsel

Re:	Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-35760

Ladies and Gentlemen:

Reference is made to your letter to Silver Bay Realty Trust Corp. (the “Company”) dated March 13, 2013.  As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Company acknowledges that, with respect to filings made by the Company:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

[Signature page follows]

Very truly yours,

SILVER BAY REALTY TRUST CORP.

By:	/s/ Timothy W. J. O’Brien

Timothy W. J. O’Brien
General Counsel and Secretary